Mail Stop 6010

May 1, 2007

Mr. Marshall L. Mohr
Senior Vice President and Chief Financial Officer
Intuitive Surgical, Inc.
950 Kifer Road
Sunnyvale, California 94086

      Re: **Intuitive Surgical, Inc.**
                Form 10-K for the year ended December 31, 2006
                Filed February 15, 2007
                Form 8-K filed February 1, 2007
                File No. 000-30713

Dear Mr. Mohr:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant